BOA Acquisition Corp.

2600 Virginia Ave NW, Suite T23

Washington, DC 20037

February 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter, John Cash, Erin Purnell and Jay Ingram

Re:	BOA Acquisition Corp.

Registration Statement on Form S-1

Filed February 4, 2021

File No. 333-252739

Ladies and Gentlemen:

This letter sets forth responses of BOA Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 10, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1

Notes to the Financial Statements

Note 7 Subsequent Events, page F-14

1.	Staff’s comment: Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A.

Response: The Company acknowledges the Staff’s comment and has provided the missing date.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Brian E. Ashin at (202) 626-2380 of King & Spalding LLP.

Sincerely,

/s/ Benjamin Friedman
Chief Financial Officer

Via E-mail:

cc:	Brian E. Ashin

King & Spalding LLP